Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross and Red Back complete business combination

Toronto, Canada, September 17, 2010 – Kinross Gold Corporation (TSX: K, NYSE: KGC) and Red Back Mining Inc. (TSX: RBI) are pleased to announce the completion of their previously announced plan of arrangement (the “Arrangement”).

“Kinross will be a growth leader among senior gold producers,” said Kinross President and CEO Tye Burt. “We expect production to grow from the current combined forecast of 2.6 – 2.7 million gold equivalent ounces in 2010 to 4.5 – 4.9 million gold equivalent ounces in 2015, based on the new production expected from Kinross’ existing suite of growth projects, combined with the significantly expanded production expected from the Tasiast mine.”

Pursuant to the Arrangement, Kinross has acquired all of the issued and outstanding common shares of Red Back that it did not previously own in a transaction valued at approximately US$7.1 billion. In accordance with the Arrangement, former Red Back shareholders are entitled to receive 1.778 Kinross common shares plus 0.11 of a Kinross common share purchase warrant for each common share of Red Back. Each whole warrant is exercisable for a period of four years at an exercise price of US$21.30 per Kinross common share. Outstanding options to acquire Red Back shares have been converted into options to acquire Kinross common shares, adjusted in accordance with the same ratio. The Red Back common shares are expected to be delisted from the TSX on or about September 22, 2010. The Kinross common shares and common share purchase warrants issued under the Arrangement are expected to be listed and trading on the TSX on the same date.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador, Russia, Ghana, and Mauritania, and employs approximately 7,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward-looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, opportunities, statements with respect to possible events or opportunities, estimates and the realization of such estimates, and future development, mining activities and production. The words “plans”, “expects”, “subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “opportunity”, “intends”, “anticipates” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “can”, “could”, “would”, “should”, “might”, “will be taken”, “become”, “create”, “occur”, or “be achieved”, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross underlying the forward-looking statements in this news release which may prove to be incorrect include, but are not limited to, the various assumptions set forth in the “Statements Regarding Forward-Looking Information” section of our Management Information Circular dated August 16, 2010 mailed to Kinross shareholders in connection with the Arrangement (as amended and supplemented, the “Circular”), as well as: (1) that management’s assessment of the effects of completing the Arrangement; (2) the accuracy of Kinross’ and Red Back’s mineral reserve and mineral resource estimates; and (3) the viability of the Tasiast and Chirano mines, and the development and expansion of Tasiast and Chirano mines on a basis consistent with Kinross current expectations. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements, and those made in our filings with the securities regulators of Canada and the U.S., including but not limited to those cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form”, and the “Statements Regarding Forward-Looking Information” and “Risk Factors” sections of the Circular, to which readers are referred and which are incorporated by reference in this news release, all of which qualify any and all forward‐looking statements made in this news release. These factors are not intended to represent a complete list of the factors that could affect Kinross or the Arrangement or the resulting combined company. Kinross disclaims any intention or obligation to update or revise any forward‐looking statements or to explain any material difference between subsequent actual events and such forward‐looking statements, except to the extent required by applicable law.

Other information
Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.  Where we say “Red Back” in this news release, we mean Red Back Mining Inc. and/or one or more or all of its subsidiaries, as may be applicable.

p. 2 Kinross and Red Back complete business combination	www.kinross.com